EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges

For purposes of computing the following ratios, earnings consist of net income before income tax expense plus fixed charges to the extent that such charges are included in the determination of earnings. Fixed charges consist of interest costs plus one-third of minimum rental payments under operating leases (estimated by management to be the interest factor of such rentals).

	For the twelve months ended

	2003 Pro Forma	2003	2002	2001	2000	1999

Earnings	$467,679	$467,679	$190,302	$(160,482)	$ 142,307	$ 94,755
Add:
Income taxes	2,110	2,110	2,661	(69,307)	(43,738)	(43,784)
Fixed charges:
Interest expense	34,690	18,570	12,960	13,044	13,029	12,903
Interest credited to life policyholders (1)	17,040	17,040	19,679	17,364	17,691	10,052
Interest credited to retrocessionnaires on funds held on
reinsurance treaties	1,282	1,282	1,180	1,098	942	1,378
One third of rental payments	5,498	5,498	4,528	3,751	3,070	2,800
Distributions related to Trust Preferred and Mandatorily
Redeemable Preferred Securities, net of applicable taxes	--	16,120	21,730	2,311	--	--
Earnings before income taxes and fixed charges	$528,299	$528,299	$253,040	$(192,221)	$ 133,302	$ 78,104

Fixed charges:
Interest expense	34,690	18,570	12,960	13,044	13,029	12,903
Interest credited to life policyholders (1)	17,040	17,040	19,679	17,364	17,691	10,052
Interest credited to retrocessionnaires on funds held on
reinsurance treaties	1,282	1,282	1,180	1,098	942	1,378
One third of rental payments	5,498	5,498	4,528	3,751	3,070	2,800
Total fixed charges	58,510	42,390	38,347	35,257	34,733	27,133
Preference share dividends (2)	29,390	29,390	20,000	20,000	20,000	20,000
Distributions related to Trust Preferred and Mandatorily
Redeemable Preferred Securities, net of applicable taxes	--	16,120	21,730	2,311	--	--
Total fixed charges	$ 87,900	$ 87,900	$ 80,077	$ 57,568	$ 54,733	$ 47,133

Ratio of earnings to fixed charges	9.03	12.46	6.60	NM (3)	3.84	2.88

Deficiency of earnings to fixed charges (4)				$ 227.5

Ratio of earnings to combined fixed
charges and preference share dividends	6.01	6.01	3.16	NM (3)	2.44	1.66

Deficiency of earnings to combined fixed
charges and preference share dividends (4)				$ 249.8

(1)	Represents interest credited to policyholders on certain life reinsurance treaties for which the Company earns compensating interest income.

(2)	Dividends have not been tax effected because they are presumed to be paid out of a Bermuda entity whose tax rate is zero.
(3)

NM: Not meaningful. The ratios for the 2001 periods above are not meaningful due to the net loss which PartnerRe reported for 2001, which included losses related to the terrorist attack of September 11, 2001.

(4)	Represents additional earnings that would be necessary to result in a one-to-one coverage ratio. Expressed in millions of U.S. dollars.